United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Technip Energies N.V.
 (Name of Issuer)

Ordinary Shares, €0.01 nominal value per share
(Title of Class of Securities)

87854Y109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]          Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87854Y109	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons TechnipFMC plc
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 21,850,495
	6	Shared Voting Power 0
	7	Sole Dispositive Power 21,850,495
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,850,495
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person CO

CUSIP No. 87854Y109	Schedule 13G	Page 2 of 4

ITEM 1.	(a)	Name of Issuer:

Technip Energies N.V. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

2126, boulevard de la Défense
CS 10266,
92741 Nanterre Cedex, France

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of TechnipFMC plc (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is Hadrian House, Wincomblee Road, Newcastle Upon Tyne, United Kingdom NE6 3PL.

(c)	Citizenship:

The Reporting Person is organized under the laws of the United Kingdom

(d)	Title of Class of Securities:

Ordinary shares, €0.01 nominal value per share (“Ordinary Shares”).

(e)	CUSIP Number:

87854Y109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of the Ordinary Shares as of December 31, 2021, based upon 179,827,459 Ordinary Shares issued as of March 22, 2021, as reported in Euronext Corporate Event Notice number PAR_20210318_07140_EUR, dated March 18, 2021.

(a)     Amount beneficially owned: 21,850,495 Ordinary Shares

(b)     Percent of class: 12.2%

(c)     Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 21,850,495

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 21,850,495

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 87854Y109	Schedule 13G	Page 3 of 4

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 87854Y109	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2021

TechnipFMC plc

By:	/s/ Victoria Lazar
Name:	Victoria Lazar
Title:	EVP, Chief Legal Officer and Secretary